UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42952

Phaos Technology Holdings (Cayman) Limited

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On November 24, 2025, Network 1 Financial Securities Inc., as the representative of the underwriters (the “Representative”) of the initial public offering of Phaos Technology Holdings (Cayman) Limited, a Cayman Islands exempted company (the “Company”), exercised its over-allotment option (the “Option”) in full to purchase an additional 405,000 class A ordinary shares, par value $0.0001 per share (the “Option Shares”) of the Company, representing fifteen percent (15%) of the class A ordinary shares sold by the Company in the Company’s initial public offering (the “IPO”) at the public offering price of $4.00 per share (the “Offering Price”), before deducting underwriting discounts. The Option was granted to the Representative pursuant to the underwriting agreement entered into by and among the Company, certain selling shareholders of the Company, and the Representative on November 12, 2025 (the “Underwriting Agreement”) relating to the Company’s IPO, the closing for which took place on November 14, 2025 (the “IPO Closing”). The closing for the sale of the Option Shares by the Company took place on November 24, 2025 (the “Option Closing”).

On November 24, 2025, the Company announced the Option Closing. The press release, furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: November 24, 2025	By:	/s/ Andrew Yeo
	Name:	Andrew Yeo
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Closing of the Sale of the Option Shares dated November 24, 2025